United States securities and exchange commission logo





                                 September 23, 2020

       Simon Yu
       Chief Executive Officer
       Cannabis Strategic Ventures
       9350 Wilshire Blvd., Suite 203
       Beverly Hills, CA 90212

                                                        Re: Cannabis Strategic
Ventures
                                                            Offering Statement
on Form 1-A
                                                            Filed August 27,
2020
                                                            File No. 024-11303

       Dear Mr. Yu:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Cover Page

   1. We note your disclosure that the selling shareholders will sell at the fixed price determined upon
qualification or into the market so long as the company is listed on a national exchange. As
at-the-market offerings are not permitted under Regulation A, please revise to
clarify that the selling shareholders will only sell their shares at a fixed price. Refer to Rule
251(d)(3)(ii) of Regulation A.
       Overview, page 2

   2. Please disclose what you mean by the statement that your subsidiaries are "non-
                                                        operational."
 Simon Yu
FirstName LastNameSimon
Cannabis Strategic Ventures Yu
Comapany 23,
September NameCannabis
              2020        Strategic Ventures
September
Page 2    23, 2020 Page 2
FirstName LastName
Use of Proceeds, page 22

3. Please revise to briefly disclose what is encompassed by the expense and capital requirements categories.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
24

4. Please provide an analysis of your results of operations for the three months ended June
         30, 2020 and 2019. In addition explain terms governing the "Shares Reclass" and "Equity reclassification" of $12,372,126 as reported in the Consolidated Statement of
         Stockholder's Equity for fiscal 2020. Revise supporting disclosure accordingly.
         The MD&A discussion in your amendment should consistently address the periods and amounts in the financial statements included in your filing. Management, page 44

5. Please disclose the ages of your directors and officers and the first year as a director or officer in the table. Refer to Item 401(a) of Regulation S-K. Principal Stockholders, page 45

6. Please revise the table to add a row to disclose the amount of securities held by all of your officers and directors as a group and specify the number of officers and directors in the group. Refer to Item 403(b) of Regulation S-K.
Relationships and Related Party Transactions, page 45

7. We note your disclosure that you have no related party transactions to disclose yet the notes to the financial statements reference a number of related party transactions. Please revise this section to disclose your related party transactions since the beginning of your last fiscal year and the two fiscal years preceding your last fiscal year. Refer to Item
         404 of Regulation S-K and the Instructions to Item 404.
Selling Stockholders, page 50

8. Please revise to disclose the nature of any position, office, or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates, state the amount of securities of the class owned by such security holder prior to the offering, and the amount and (if one percent or more) the percentage of the class to be owned by such security holder after completion of the offering. Please also revise the table to indicate the total number of securities being offered by all of the selling stockholders. Refer to Item 507 of Regulation S-K.
9. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Alan Tran, MBA, LLC, Arlene Guzman
         Corporation and My Fire Inc.
 Simon Yu
FirstName LastNameSimon
Cannabis Strategic Ventures Yu
Comapany 23,
September NameCannabis
              2020        Strategic Ventures
September
Page 3    23, 2020 Page 3
FirstName LastName
Consolidated Financial Statements, page F-1

10. Please label all financial statements as "unaudited", as required by Part F/S (b)(2) of Form
         1-A.
11. You have omitted the column for total shareholders' equity from your consolidated
         statements of shareholders    equity on pages F-2 and F-3. In
addition, the correct columnar
         heading for the consolidated statements of cash flows on page F-4 appears to be June 30 not March 31. Please revise these financial statements accordingly. Notes to Consolidated Financial Statements, page F-22

12. The footnotes supporting your financial statements for the fiscal years ended March 31,
         2020 and 2019 address the nine months ended December 31, 2019 and year ended March
         31, 2019, and footnotes supporting your financial statements for the three months ended
         June 30, 2020 and 2019 address the years ended March 31, 2019 and 2018. Please revise these footnotes so that they are fully integrated with your financial statements. In particular, ensure that all disclosure in the revised footnotes agrees with associated amounts your financial statements.
Business Combinations, page F-23

13. Please revise footnote disclosure for your acquisitions, discussed on pages 1-4 and 37-39, to include the following information.
             Nature of the acquisition as a business combination or asset acquisition
             Identity of seller as a related party or non-related party Description and quantification of specific assets and liabilities acquired and how
              these were valued
             Amount and type of consideration paid to the seller and details of how any shares of stock issued issued were valued
             Closing date, including the expected closing date for those transactions that remain open
             Accounting treatment for the acquisition, including reference to the technical guidance upon which you relied
             Clarify the status of the acquisition of the Worldwide Staffing Group and how the amounts issued as consideration are reflected in your financial statements.

         Provide disclosures required by ASC 805-10-50. In addition, tell us how you considered the guidance in Part F/S (b)(7)(iii), (b)(iv) and Rule 8-04 and 8-05 of Regulation S-X
         related to financial statements of businesses acquired and pro forma financial information.
Inventory, page F-24

14. Please provide us an inventory breakdown by growing costs, harvesting costs, raw materials and finished goods at each balance sheet date and a summary of production
 Simon Yu
FirstName LastNameSimon
Cannabis Strategic Ventures Yu
Comapany 23,
September NameCannabis
              2020        Strategic Ventures
September
Page 4    23, 2020 Page 4
FirstName LastName
         activity for fiscal 2020 and the three months ended June 30, 2020. In addition, quantify for us inventory acquired with the acquisitions discussed on pages 1-4 and 37-39 and explain the associated accounting treatment.
Leases, page F-25

15. Please provide disclosure for operating and finance leases, as required by ASC 842-20-50.
         In addition provide us a breakdown of these leases by key property and acquisition as discussed on pages 1-4 and 37-39.
Property, plant and equipment, net, page F-25

16. Please provide disclosure for property, plant and equipment for each period presented, as required by ASC 360-10-50. In addition, quantify for us those assets acquired through your acquisitions discussed on pages 1-4 and 37-39 and explain the associated accounting treatment.
Segment Reporting, page F-28

17. You state that the Company operates exclusively in two businesses combined into a single reportable segment: providing employment services and consultation to cannabis industry and developing intellectual property to be licensed to the cannabis industry. However, for fiscal 2020 and the three months ended June 30, 2020, you reported revenues of $1.3 million and $3.1 million, respectively, from the sale of cannabis products (i.e. "Cannabis
         Farm"). We also note the discussion of your subsidiaries and various products and services starting on page 37. Please explain to us how your disclosure related to a single reportable segment complies with the guidance in ASC 280.
Note 11--Notes Payable, page F-31

18. Please provide a summary of key terms governing the short term note payable that totaled
         $9,235,000 at December 31, 2019, particularly those governing its "reclass as equity investment when the final agreement is signed." Revise your disclosure accordingly. In addition, explain to us how the amounts in your footnote agree to your financial statements. This should also be addressed for your interim financial statements.
General

19. Please tell us how this offering complies with Rule 251(a)(1) of Regulation A which limits Tier 1 offerings to $20 million in a 12-month period. Rule 253(b)(ii) of Regulation
         A requires that the upper end of your price range be used to determine the aggregate offering price under Rule 251(a). Please also tell us how this offering complies with Rule
         251(a)(3) of Regulation A which restricts the selling security holder component of a company's initial offering and any subsequent offering in the following 12 months to 30%
         of the aggregate offering price.
20.      We note that Section 9 of the Subscription Agreement filed as Exhibit
4.1 limits legal
 Simon Yu
Cannabis Strategic Ventures
September 23, 2020
Page 5
       action under the agreement to the federal district courts of the United States of America in the state of Nevada and that this provision applies to actions arising under the Securities
       Act and the Exchange Act. We also note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In that regard, please disclose in your offering circular that there is uncertainty as to whether a court would enforce this exclusive forum provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
21. Please revise the legality opinion filed as Exhibit 12.1 to also state that the shares being offered for resale by the selling shareholders are fully paid and non-assessable. Please revise the dollar amount for the primary offering and the price range in the opinion to be consistent with the information provided in the offering circular.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Franklin Wyman at 202-551-3660 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any other questions.



                                                              Sincerely,
FirstName LastNameSimon Yu
                                                              Division of
Corporation Finance
Comapany NameCannabis Strategic Ventures
                                                              Office of Life
Sciences
September 23, 2020 Page 5
cc:       William Robinson Eilers, Esq.
FirstName LastName